UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒   Annual Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐   Transition Report Pursuant To Section 15(d) Of

The Securities Exchange Act of 1934

For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address

of the plan, if different from that of

the issuer named below:

CONMED CORPORATION

Retirement Savings Plan

(B) Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office:

CONMED CORPORATION

525 French Road

Utica, New York 13502

CONMED Corporation

Retirement Savings Plan

Index to Financial Statements

December 31, 2012 and 2011

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	Insero & Company CPAs, P.C. Certified Public Accountants Rochester, New York June 18, 2013

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Index

CONMED Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

Assets	2012	2011
Investments, at Fair Value
Mutual Funds	$105,484,093	$87,923,347
Common Collective Trust	11,643,643	11,453,366
Common Stock	6,830,418	6,259,751
Preferred Stock	217,584	95,137
Corporate Bonds	152,892	161,750
Money Market Funds	9,190,558	8,878,734
Non-interest Bearing Cash	—	957

Total Investments, at Fair Value	133,519,188	114,773,042

Notes Receivable from Participants	4,261,606	3,785,901

Other Receivable	117,576	4,067

Total Assets	137,898,370	118,563,010

Liabilities
Excess Contributions Payable	43,755	96,439
Other Liabilities	5,041	24,356

Total Liabilities	48,796	120,795

Net Assets Available for Benefits at Fair Value	137,849,574	118,442,215

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(339,973)	(282,484)

Net Assets Available for Benefits	$137,509,601	$118,159,731

The accompanying notes are an integral part of the financial statements. 2

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CONMED Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Interest and dividends	$3,221,992
Net appreciation in fair value of investments	10,193,856
Interest on notes receivable from participants	193,154
Plan transfer in	865,062
Contributions:
Participants	10,840,093
Employer	6,584,910

Total additions	31,899,067

Deductions from net assets attributed to:
Administrative expenses	79,530
Distributions to participants	12,469,667

Total deductions	12,549,197

Net Increase	19,349,870

Net assets available for benefits at beginning of year	118,159,731

Net assets available for benefits at end of year	$137,509,601

The accompanying notes are an integral part of the financial statements. 3

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. The Company matches 100 percent of each participant's contribution up to a maximum of 7 percent of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by approximately $496,000 in 2012. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $350 and $30,700, respectively.

At December 31, 2012 and 2011, the Plan has recorded a liability of $43,755 and $96,439, respectively, for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

During 2012, CONMED Corporation purchased Viking Systems, Inc. Effective December 31, 2012, the Viking Systems Inc., 401(k) Plan was merged into the CONMED Corporation Retirement Savings Plan. The total transfer into the Plan was $865,062 as noted in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Financial Accounting Standards Board (“FASB”) guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds

These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$10,387,248	$—	$10,387,248
Communications	23,829	—	23,829
Diversified Emerging Markets	443,790	—	443,790
Fixed Income Funds	938,068	—	938,068
High Yield Bond	18,647	—	18,647
Intermediate Term Bond	11,299,486	—	11,299,486
International	7,348,936	—	7,348,936
Large Blend	11,146,647	—	11,146,647
Large Growth	5,910,292	—	5,910,292
Large Value	6,882,018	—	6,882,018
Mid Cap Value	9,877	—	9,877
Mid Cap Blend	8,957,241	—	8,957,241
Mid Cap Growth	14,172,832	—	14,172,832
Real Estate	15,592	—	15,592
Sector Funds	12,356	—	12,356
Small Blend	3,528,803	—	3,528,803
Small Growth	31,050	—	31,050
Small Value	9,657	—	9,657
Target Date Funds	24,347,724	—	24,347,724
Common Stock	6,830,418	—	6,830,418
Preferred Stock	217,584	—	217,584
Common Collective Trust (a)	—	11,643,643	11,643,643
Corporate Bonds	152,892	—	152,892
Money Market Funds (b)	—	9,190,558	9,190,558
Total Investments at Fair Value	$112,684,987	$20,834,201	$133,519,188

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Mutual Funds:
Balanced	$9,391,497	$—	$9,391,497
Communications	19,422	—	19,422
Diversified Emerging Markets	37,701	—	37,701
Fixed Income Funds	10,342,389	—	10,342,389
High Yield Bond	2,852	—	2,852
Intermediate Term Bond	130,298	—	130,298
International	6,033,258	—	6,033,258
Large Blend	9,230,756	—	9,230,756
Large Growth	4,441,169	—	4,441,169
Large Value	6,086,703	—	6,086,703
Mid Cap Value	39,406	—	39,406
Mid Cap Blend	10,636,876	—	10,636,876
Mid Cap Growth	10,731,539	—	10,731,539
Sector Funds	115,496	—	115,496
Small Blend	3,067,313	—	3,067,313
Target Date Funds	17,616,672	—	17,616,672
Common Stock	6,259,751	—	6,259,751
Preferred Stock	95,137	—	95,137
Common Collective Trust (a)	—	11,453,366	11,453,366
Corporate Bonds	161,750	—	161,750
Money Market Funds (b)	—	8,878,734	8,878,734
Total Investments at Fair Value	$94,439,985	$20,332,100	$114,772,085

(a)	Represents a Managed Income Portfolio consisting of a commingled group of assets managed by Fidelity Management Trust Company. The portfolio’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.

(b)	This category is comprised of the interest bearing cash and the Fidelity Retirement Money Market. The Fidelity Retirement Money Market fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated January 11, 2013, from the Internal Revenue Service (“IRS”). The Plan was last amended in October 2012 and has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011
4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for benefits at December 31, 2012 and 2011 consist of the following:

	2012	2011
	Current	Current
	Value	Value

Fidelity Managed Income
Portfolio Fund	$11,643,643	$11,453,366
Fidelity Puritan Fund	10,387,248	9,391,497
Fidelity Investment Grade Bond Fund	9,337,067	8,103,126
Fidelity Low-Priced Stock Fund	8,487,057	7,173,664
Rainier Small/Mid Cap Fund	8,195,744	7,630,019
Spartan 500 Index Fund	7,921,738	6,748,676
Fidelity Retirement Money
Market Fund	7,671,190	7,462,941
Fidelity Diversified International Fund	6,911,557	N/A

Net appreciation in the fair value of investments for the year ended December 31, 2012 is as follows:

Mutual funds	$9,594,916
Common stocks	551,723
Preferred stocks	36,075
Corporate bonds	11,142
$10,193,856

5.	Transactions with Parties-in-Interest

As of December 31, 2012 and 2011, the Plan held certain securities issued by the Company as follow:

	December 31, 2012		December 31, 2011
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corporation
Common Stock	133,992	$3,745,076	143,361	$3,680,077

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

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Index CONMED Corporation Retirement Savings Plan Notes to Financial Statements December 31, 2012 and 2011
6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	December 31,	December 31,
	2012	2011
Net Assets Available for Benefits Per the Financial Statements	$137,509,601	$118,159,731

Adjustment from Contract Value to Fair Value for Interest in Common Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	339,973	282,484

Net Assets Available for Benefits Per the Form 5500	$137,849,574	$118,442,215

Net Increase in Net Assets Available for Benefits Per the Financial Statements	$19,349,870

Change in Adjustment from Contract Value to Fair Value for Interest in Common Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	57,489

Net Income Per the Form 5500	$19,407,359

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Index CONMED Corporation Retirement Savings Plan Schedule H, line 4i - Sechedule of Assets (Held at End of Year) December 31, 2012
Current
Identity of Issue/Description of Investment	Value

Fidelity Freedom Funds**	$25,050,190
Fidelity Managed Income Portfolio Fund**	11,643,643
Fidelity Puritan Fund**	10,387,248
Fidelity Investment Grade Bond Fund**	9,337,067
Fidelity Low-Priced Stock Fund**	8,487,057
Rainier Small/Mid Cap Fund	8,195,744
Spartan 500 Index Fund**	7,921,738
Fidelity Retirement Money Market Fund**	7,671,190
Fidelity Diversified International Fund**	6,911,557
Participant - Directed Brokerage Link Account	6,253,476
Fidelity Capital Appreciation Fund**	5,708,770
CONMED Corporation Common Stock **	3,745,076
Fidelity Equity Income Fund**	3,640,221
WFA Small Cap Value Fund	3,517,846
T. Rowe Price Dividend Growth Fund	3,159,380
MFS Value Fund R4	3,155,874
Needham Growth Fund	3,042,380
FAM Value Fund	2,706,793
Vanguard Total Bond Market Index Signal Fund	1,696,778
Spartan Extended Market Index Fund**	465,032
WFA Emerging Markets Equity Fund	400,946
Spartan Global ex U.S. Index Fund**	232,445
Interest Bearing Cash Accounts	188,737
Participant loans, interest rates from 4.25% to 10.5% and maturities from 2013 to 2027**	4,261,606

$137,780,794

**	Denotes party-in-interest

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Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/S/ Robert D. Shallish, Jr.

Robert D. Shallish, Jr.
Executive VP, Finance and
Chief Financial Officer
CONMED Corporation

Date: June 18, 2013

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